PROXY RESULTS (Unaudited)

Cohen & Steers Quality Income Realty Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 25, 2013. The description of each proposal and number of shares voted are as follows:

Common Shares
		Shares Voted For		Authority Withheld
To elect Directors:
Martin Cohen		95,449,409.047		1,952,408.400
Richard J. Norman	95,468,518.851		1,933,298.596
Frank K. Ross		95,622,100.087		1,779,717.360